Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 4 to the Registration Statement (Form S-3 No. 333-122753) and related Prospectus of IVAX Corporation for the registration of $333,000,000 aggregate principal amount of its 1.875% Convertible Senior Notes due 2024 and 16,027,323 shares of its common stock and to the incorporation by reference therein of our report dated March 9, 2005, with respect to the consolidated financial statements and schedule of IVAX Corporation, IVAX Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of IVAX Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
August 3, 2005